UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Banc of California, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05990K 10 6
(CUSIP Number)

BRADLEY S. VIZI LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (424) 253-1775	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,121,769
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,121,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,769*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

* Includes 203,100 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 102,181
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 102,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,181*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 18,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,905,229
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,905,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

* Includes 493,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,129,179
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,129,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,549
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,549
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 05990K 10 6

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Banc of California, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. I, a Delaware limited partnership (“Legion Partners Special I”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(x)	California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605.

CUSIP NO. 05990K 10 6

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special I is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Vizi, Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 918,669 Shares owned directly by Legion Partners I is approximately $14,545,238, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 203,100 Shares beneficially owned by Legion Partners I, as further described in Item 6 below, is approximately $326,877, including brokerage commissions. The aggregate purchase price of the 83,881 Shares owned directly by Legion Partners II is approximately $1,329,289, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 18,300 Shares beneficially owned by Legion Partners II, as further described in Item 6 below, is approximately $31,290, including brokerage commissions. The aggregate purchase price of the 1,411,929 Shares owned directly by Legion Partners Special I is approximately $23,765,933, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 493,300 Shares beneficially owned by Legion Partners Special I, as further described in Item 6 below, is approximately $823,121, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 100,549 Shares beneficially owned by CalSTRS is approximately $1,419,744, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 05990K 10 6

The Reporting Persons have serious concerns with the Issuer’s corporate governance, including the extent of related party transactions that appear, to the Reporting Persons, to be largely unchecked by the Issuer’s independent directors.  In the Reporting Persons’ view, such related party transactions evidence substandard corporate governance and make the Reporting Persons question whether the Issuer’s Board of Directors (the “Board”) is making decisions for the benefit of insiders rather than for the benefit of all stockholders.

The Reporting Persons’ concerns have been heightened by the Issuer’s press release on January 23, 2017, correcting certain prior disclosure regarding the investigation undertaken by the Issuer in response to the anonymous blog post on October 18, 2016 alleging inappropriate relationships between the Issuer and third parties and potential undisclosed related party relationships.  In the January 23, 2017 press release, the Issuer acknowledged, among other things, that its original investigation into such allegations was not undertaken by disinterested directors, but rather management, and included the use of a law firm that had previously represented both the Issuer and the Issuer’s Chief Executive Officer (CEO). The Issuer also acknowledged that its prior disclosure responding to such allegations overstated “the involvement of the directors in oversight or direction of the inquiry.”

The Reporting Persons find the Issuer’s corrective disclosure concerning and have lost confidence in the Board and independent directors.   While the Issuer announced, in the same press release, certain changes in its corporate governance policies, including the separation of the roles of Chairman and CEO, as well as the separation of the Compensation, Nominating and Corporate Governance committees, the Reporting Persons do not believe such actions go far enough to address the Issuer’s questionable governance.

In a separate press release, also dated January 23, 2017, the Issuer announced the resignation of Steven Sugarman as Chairman and CEO, the appointment of  Robert D. Sznewajs as Chairman of the Board, and the commencement of a CEO succession process.  Given the critical tasks of selecting a new CEO, adopting measures to address the Issuer’s corporate governance and oversee the investigation into the Issuer’s related party transactions, the Reporting Persons believe there is an urgent need to add new independent directors to the Board.   The Reporting Persons also believe that the Board should immediately hire a nationally recognized independent financial advisor and form a special committee of independent directors to consider all strategic alternatives for the Issuer, including a possible sale of the Issuer, at the same time.

The Reporting Persons believe its concerns regarding the Issuer’s corporate governance is shared by other investors, causing the Issuer to trade at an approximately 50% discount to its peer group. According to Capital IQ, the Issuer presently trades at 1.1x its tangible book value and 7.8x its normalized trailing twelve month earnings.  In comparison, the Issuer’s California peer group (BMRC, CUNB, CVBF, FFWM, HAFC, HTBK, HEOP, OPB, PPBI, PFBC, BSRR, TCBK, and WABC) trades at a median multiple of 2.3x and 20.8x, respectively.  As of January 23, 2017, the Issuer’s total stockholder return (TSR) has also underperformed its peer group’s median TSR by approximately -46%, -51%, and -162% over a one, three, and five year period.

CUSIP NO. 05990K 10 6

In an effort to improve the Issuer’s governance, on December 23, 2016, CalSTRS delivered a letter to the Issuer submitting a stockholder proposal for inclusion in the Issuer’s proxy statement in connection with the 2017 annual meeting of stockholders (the “2017 Annual Meeting”). The CalSTRS’ proposal recommends that the Issuer initiate the appropriate process to amend the Issuer’s Bylaws to provide that the Issuer’s Bylaws can be amended by a simple majority vote of the stockholders.  Currently, the Issuer’s Bylaws require 80% of the outstanding shares for stockholders to amend the Bylaws. In the letter, CalSTRS expressed its belief that the 80% supermajority vote standard is impractical, unusable and only gives stockholders a façade of control over the company it owns.  CalSTRS further expressed its belief that the supermajority provisions only act as an entrenchment tool as the Board is the only entity that realistically can make changes to the Bylaws.  A copy of the stockholder proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons have tried to engage with management and the Board regarding its concerns and the stockholder proposal submitted by CalSTRS, but the Issuer has failed to respond to the Reporting Persons.  The Reporting Persons intend to continue to demand substantial improvements in the Issuer’s corporate governance in order to address the Issuer’s undervaluation and intend to suggest the Board hire a nationally recognized independent financial advisor to undertake a thorough review of all strategic alternatives for the Issuer.  To the extent the Issuer continues to reject stockholder input and takes no meaningful action to address the Issuer’s prolonged underperformance, the Reporting Persons may make proposals to the Issuer concerning Board structure, including to reconstitute the Board with new independent directors. The Reporting Persons may recommend candidates for election to the Board and/or candidates to act as CEO.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 49,733,243 Shares outstanding as of September 30, 2016, which is the total number of Shares outstanding as reported in the Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2016.

A.	Legion Partners I

(a)	As of the close of business on January 23, 2017, Legion Partners I beneficially owned 1,121,769 Shares, including 203,100 Shares underlying certain call options.

Percentage: Approximately 2.3%

CUSIP NO. 05990K 10 6

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,121,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,121,769

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on January 23, 2017, Legion Partners I beneficially owned 102,181 Shares, including 18,300 Shares underlying certain call options.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,181

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special I

(a)	As of the close of business on January 23, 2017, Legion Partners Special I beneficially owned 1,905,229 Shares, including 493,300 Shares underlying certain call options.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,905,229
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,905,229

(c)	The transactions in the Shares by Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, and (iii) 1,905,229 Shares owned by Legion Partners Special I.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,129,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,129,179

CUSIP NO. 05990K 10 6

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, and (iii) 1,905,229 Shares owned by Legion Partners Special I.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,129,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,129,179

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, and (iii) 1,905,229 Shares owned by Legion Partners Special I.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,129,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,129,179

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, and (iii) 1,905,229 Shares owned by Legion Partners Special I.

Percentage: Approximately 6.3%

CUSIP NO. 05990K 10 6

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,129,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,129,179

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	CalSTRS

(a)	As of the close of business on January 23, 2017, CalSTRS beneficially owned 100,549 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,549
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,549
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CalSTRS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

Each of Legion Partners I, Legion Partners II and Legion Partners Special I purchased in the over the counter market American-style call options referencing an aggregate of 203,100 Shares, 18,300 Shares and 493,300 Shares, respectively, which have an exercise price of $15.00 per Share and expire on February 17, 2017.

CUSIP NO. 05990K 10 6

On January 23, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Stockholder proposal submitted by the California State Teachers’ Retirement System on December 23, 2016.

99.2
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. I, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper, Raymond White and California State Teachers’ Retirement System dated January 23, 2017.

CUSIP NO. 05990K 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I,

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC
Sole Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

CUSIP NO. 05990K 10 6

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

CUSIP NO. 05990K 10 6

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price

LEGION PARTNERS, L.P. I

Purchase of Common Stock	11/22/2016	91,711	$15.30
Purchase of Common Stock	11/23/2016	91,711	$15.35
Purchase of Common Stock	11/25/2016	37,326	$15.29
Purchase of Common Stock	11/28/2016	100,883	$15.40
Purchase of Common Stock	11/29/2016	3,845	$15.28
Purchase of Common Stock	12/5/2016	54,568	$15.13
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/5/2016	(51)	$2.50
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/6/2016	(22)	$2.40
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/7/2016	(404)	$2.06
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/8/2016	(385)	$1.57
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/9/2016	(118)	$1.63
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/12/2016	(436)	$1.72
Purchase of Common Stock	12/12/2016	40,353	$15.90

CUSIP NO. 05990K 10 6

Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/13/2016	(275)	$1.52
Purchase of Common Stock	12/13/2016	11,169	$15.95
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/14/2016	(275)	$1.62
Purchase of Common Stock	12/14/2016	101,157	$15.94
Purchase of Common Stock	12/15/2016	15,345	$16.24
Purchase of Common Stock	12/16/2016	56,517	$16.55
Purchase of Common Stock	12/19/2016	4,573	$16.86
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/19/2016	(182)	$0.87
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/19/2016	182	$2.30
Purchase of Common Stock	12/20/2016	9,897	$17.39
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/20/2016	(105)	$0.64
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/20/2016	105	$2.72
Purchase of Common Stock	12/21/2016	7,198	$17.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/21/2016	(75)	$0.60
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/21/2016	75	$2.78
Purchase of Common Stock	12/22/2016	427	$17.49
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/22/2016	(125)	$0.60

CUSIP NO. 05990K 10 6

Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/22/2016	125	$2.80
Purchase of Common Stock	12/23/2016	8,389	$17.48
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/23/2016	(121)	$0.64
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/23/2016	121	$2.73
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/27/2016	(74)	$0.66
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/27/2016	74	$2.62
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/28/2016	(132)	$0.67
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/28/2016	132	$2.57
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/29/2016	(68)	$0.71
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/29/2016	68	$2.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/30/2016	(30)	$0.70
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	12/30/2016	30	$2.40
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/3/2017	(10)	$0.71

CUSIP NO. 05990K 10 6

Purchase of January 2017 Call Option ($15.00 Strike Price) 2	1/3/2017	10	$2.34
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/5/2017	(1)	$0.73
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	1/5/2017	1	$2.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/6/2017	(1)	$0.67
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	1/6/2017	1	$2.34
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/9/2017	(3)	$0.69
Purchase of January 2017 Call Option ($15.00 Strike Price) 2	1/9/2017	3	$2.21
Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/12/2017	16	$2.10
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/17/2017	15	$1.17
Sale of January 2017 Call Option ($15.00 Strike Price) 5	1/17/2017	(38)	$1.28
Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/17/2017	38	$1.73
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/18/2017	78	$1.42
Sale of January 2017 Call Option ($15.00 Strike Price) 5	1/18/2017	(163)	$1.12

CUSIP NO. 05990K 10 6

Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/18/2017	375	$1.61
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/19/2017	92	$1.27
Sale of January 2017 Call Option ($15.00 Strike Price) 5	1/19/2017	(198)	$1.25
Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/19/2017	794	$1.72
Sale of January 2017 Call Option ($15.00 Strike Price) 5	1/20/2017	(400)	$1.25
Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/20/2017	400	$1.76
Purchase of Common Stock 6	1/20/2017	12,800	$17.30
Purchase of Common Stock 7	1/20/2017	270,800	$16.05
Purchase of February 2017 Call Option ($15.00 Strike Price) 3	1/23/2017	408	$1.16

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

Purchase of Common Stock	12/15/2016	105,453	$16.24
Purchase of Common Stock	12/16/2016	388,385	$16.55
Purchase of Common Stock	12/19/2016	31,428	$16.86
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/19/2016	(1,248)	$0.87

CUSIP NO. 05990K 10 6

Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/19/2016	1,248	$2.30
Purchase of Common Stock	12/20/2016	68,012	$17.39
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/20/2016	(724)	$0.64
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/20/2016	724	$2.72
Purchase of Common Stock	12/21/2016	49,466	$17.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/21/2016	(519)	$0.60
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/21/2016	519	$2.78
Purchase of Common Stock	12/22/2016	2,934	$17.49
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/22/2016	(862)	$0.60
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/22/2016	862	$2.80
Purchase of Common Stock	12/23/2016	57,651	$17.48
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/23/2016	(834)	$0.64
Purchase of January 2017 Call Options ($15.00 Strike Price)	12/23/2016	834	$2.73
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/27/2016	(509)	$0.66

CUSIP NO. 05990K 10 6

Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/27/2016	509	$2.62
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/28/2016	(911)	$0.67
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/28/2016	911	$2.57
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/29/2016	(461)	$0.71
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/29/2016	461	$2.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/30/2016	(260)	$0.70
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/30/2016	260	$2.40
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/3/2017	(91)	$0.71
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	1/3/2017	91	$2.34
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/5/2017	(9)	$0.73
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	1/5/2017	9	$2.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/6/2017	(4)	$0.67
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	1/6/2017	4	$2.34

CUSIP NO. 05990K 10 6

Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/9/2017	(23)	$0.69
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	1/9/2017	23	$2.21
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/12/2017	160	$2.10
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/17/2017	101	$1.17
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/17/2017	(259)	$1.28
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/17/2017	259	$1.73
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/18/2017	415	$1.42
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/18/2017	(1,322)	$1.12
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/18/2017	1,064	$1.61
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/19/2017	195	$1.27
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/19/2017	(1,632)	$1.25
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/19/2017	970	$1.72

CUSIP NO. 05990K 10 6

Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/20/2017	(1,900)	$1.25
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/20/2017	1,900	$1.76
Purchase of Common Stock 6	1/20/2017	134,200	$17.31
Purchase of Common Stock 7	1/20/2017	574,400	$16.81
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/23/2017	580	$1.16

LEGION PARTNERS, L.P. II

Purchase of Common Stock	11/22/2016	8,289	$15.30
Purchase of Common Stock	11/23/2016	8,289	$15.35
Purchase of Common Stock	11/25/2016	3,374	$15.29
Purchase of Common Stock	11/28/2016	9,117	$15.40
Purchase of Common Stock	11/29/2016	347	$15.28
Purchase of Common Stock	12/5/2016	4,932	$15.13
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/5/2016	(5)	$2.50
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/6/2016	(2)	$2.40
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/7/2016	(37)	$2.06
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/8/2016	(35)	$1.57
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/9/2016	(10)	$1.63
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/12/2016	(39)	$1.72
Purchase of Common Stock	12/12/2016	3,647	$15.90
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/13/2016	(25)	$1.52
Purchase of Common Stock	12/13/2016	1,010	$15.95
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/14/2016	(25)	$1.62
Purchase of Common Stock	12/14/2016	9,143	$15.94
Purchase of Common Stock	12/15/2016	1,384	$16.24
Purchase of Common Stock	12/16/2016	5,098	$16.55
Purchase of Common Stock	12/19/2016	413	$16.86
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/19/2016	(16)	$0.87
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/19/2016	16	$2.30
Purchase of Common Stock	12/20/2016	893	$17.39
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/20/2016	(10)	$0.64
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/20/2016	10	$2.72
Purchase of Common Stock	12/21/2016	649	$17.41

CUSIP NO. 05990K 10 6

Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/21/2016	(7)	$0.60
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/21/2016	7	$2.78
Purchase of Common Stock	12/22/2016	39	$17.49
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/22/2016	(11)	$0.60
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/22/2016	11	$2.80
Purchase of Common Stock	12/23/2016	757	$17.48
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/23/2016	(11)	$0.64
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/23/2016	11	$2.73
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/27/2016	(7)	$0.66
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/27/2016	7	$2.62
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/28/2016	(12)	$0.67
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/28/2016	12	$2.57
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/29/2016	(6)	$0.71

CUSIP NO. 05990K 10 6

Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/29/2016	6	$2.41
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	12/30/2016	(3)	$0.70
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	12/30/2016	3	$2.40
Short Sale of January 2017 Put Options ($17.50 Strike Price) 1	1/3/2017	(2)	$0.71
Purchase of January 2017 Call Options ($15.00 Strike Price) 2	1/3/2017	2	$2.34
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/12/2017	4	$2.10
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/17/2017	1	$1.17
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/17/2017	(3)	$1.28
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/17/2017	3	$1.73
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/18/2017	7	$1.42
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/18/2017	(15)	$1.12
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/18/2017	61	$1.61
Purchase of January 2017 Put Options ($17.50 Strike Price) 4	1/19/2017	8	$1.27

CUSIP NO. 05990K 10 6

Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/19/2017	(19)	$1.25
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/19/2017	85	$1.72
Sale of January 2017 Call Options ($15.00 Strike Price) 5	1/20/2017	(30)	$1.25
Purchase of February 2017 Call Options ($15.00 Strike Price) 3	1/20/2017	30	$1.76
Purchase of Common Stock 6	1/20/2017	1,800	$17.31
Purchase of Common Stock 7	1/20/2017	24,700	$16.05

CALSTRS

Sale of Common Stock	11/29/2016	(1,400)	$15.35
Purchase of Common Stock	11/29/2016	1,400	$15.35
Sale of Common Stock	12/1/2016	(161)	$14.85
Sale of Common Stock	12/2/2016	(1,239)	$14.88
Sale of Common Stock	12/7/2016	(300)	$16.00
Purchase of Common Stock	12/7/2016	300	$16.00
Sale of Common Stock	12/8/2016	(300)	$16.09
Purchase of Common Stock	12/14/2016	400	$16.03
Sale of Common Stock	12/16/2016	(4,102)	$16.65

1 Represents American-style put option sold short in the over-the-counter market, all of which were covered or assigned on or prior to January 20, 2017, the expiration date.
2 Represents American-style call option purchased in the over-the-counter market with an expiration date of January 20, 2017.
3 Represents American-style call option purchased in the over-the-counter market with an expiration date of February 17, 2017.
4 Represents American-style put option purchased in the over-the-counter market to cover short sale of option with an expiration date of January 20, 2017.
5 Represents American-style call option sold in the over-the-counter market with an expiration date of January 20, 2017.
6 Represents shares of Common Stock underlying American-style call options that were exercised at a strike price of $15.00.
7 Represents Shares underlying American-style put options that were assigned.  These put option had a strike price of $17.50 and would have expired on January 20, 2017.